FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 27TH, 2022

1.       DATE, TIME AND PLACE: on July 27th, 2022, at 02:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was done pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: (i) Analysis and deliberation on the Company's Financial Information for the period ended June 30, 2022; (ii) Analysis and deliberation on the proposed issuance of shares within the scope of the Company's stock option program and the respective capital increase; (iii) Analysis and recommendation on Transactions with Continuous Related Parties; (iv) Analysis and deliberation on the Corporate Governance Report; (v) Analysis and deliberation on the updating of the Securities Trading Policies and the Company's Disclosure Policy.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1       Analysis and decision on the Management Report and the Financial Information for the period ended June 30, 2022: presentation was made by Mr. Guillaume Gras, the Company's Chief Financial Officer, the Management Report and the Company's Quarterly Information for the period ended June 30, 2022. After the debates, the members of the Board of Directors, in accordance with the analyzes carried out by the Financial Committee, of the favorable recommendation of the Audit Committee and the Fiscal Council, the report without reservations of the Independent Auditors, resolved to approve the Management Report and the Company's Quarterly Information for the period ended June 30th, 2022. Furthermore, they authorized the Company's Executive Board to take all necessary measures for the disclosure of the Financial Statements hereby approved by means of remittance to the Securities and Exchange Commission – CVM, to B3 S.A. – Brazil, Bolsa, Balcão and the SEC – Securities and Exchange Commission.

5.2       Analysis and deliberation on the proposed issuance of shares within the scope of the Company's stock option program and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B6 and B7 of the Compensation Plan, and to Series C5, C6 and C7 of the Stock Option Plan, to approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 444,395.29 (four hundred and forty-four thousand, three hundred and ninety-five reais and twenty-nine centavos), by issuance of 181.860 (one hundred and eighty-one thousand, eight hundred and sixty) common shares, whereas:

(i)                  1,079 (one thousand and seventy-nine) common shares, at the issuance rate of R$ 15,42 (fifteen reais and forty-two centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 16.638,18 (sixteen thousand, six hundred and thirty-eight reais and eighteen centavos), due to the exercise of options from Series C5;

(ii)                147,520 (one hundred and forty-seven thousand, five hundred and twenty.) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 1,475.20 (one thousand, four hundred and seventy-five reais and twenty centavos), due to the exercise of options from Series B6;

(iii)              18,171 (eighteen thousand, one hundred and seventy-one) common shares, at the issuance rate of R$ 17.39 (seventeen reais and thirty-nine centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 315,993.69 (three hundred and fifteen thousand, nine hundred and ninety-three reais and sixty-nine centavos), due to the exercise of options from Series C6;

(iv)              6,342 (six thousand, three hundred and forty-two) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 63.42 (sixty-three reais and forty-two centavos), due to the exercise of options from Series B7; and

(v)                8,748 (eight thousand, seven hundred and forty-eight) common shares, at the issuance rate of R$ 12.60 (twelve reais and sixty centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 110,224.80 (one hundred and ten thousand, two hundred and twenty-four reais and eighty centavos), due to the exercise of options from Series C7.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 5,859,639,790.63 (five billion, eight hundred and fifty-nine million, six hundred and thirty-nine thousand, seven hundred and ninety reais and sixty-three centavos), to R$ 5,860,084,185.92 (five billion, eight hundred and sixty million, eighty-four thousand, one hundred and eighty-five reais and ninety-two centavos), fully subscribed and paid for, divided into 269.637.163 (two hundred and sixty-nine million, six hundred and thirty-seven thousand, one hundred and sixty-three) common shares with no par value.

5.3       Analysis and recommendation on Transactions with Continuous Related Parties: Based on the Company's Related Party Transactions Policy and the favorable recommendation of the Human Resources and Corporate Governance Committee, the Members of the Board of Directors unanimously and without reservations resolved on Continuing Related Party Transactions;

5.4       Analysis and deliberation on the Corporate Governance Report: the Members of the Board of Directors, based on the favorable recommendation of the Human Resources and Corporate Governance Committee, unanimously and without reservations, resolved on the Company's Corporate Governance Report, granting the Executive Board powers to proceed with the filing of the document before the competent bodies;

5.5 Analysis and deliberation on the updating of the Securities Trading Policies and the Company's Disclosure Policy: the Members of the Board of Directors deliberated, based on the favorable recommendation of the Human Resources and Corporate Governance Committee, unanimously and without reservations, on the updating of the Securities Trading Policies and Disclosure Policy of the Company, granting powers to the Executive Board to proceed with the filing of the document before the competent bodies.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, July 27th, 2022. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 27, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.